Exhibit 99.1

FAX (713) 651-0849

1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191
March 16, 2007
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
Gentlemen:
     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Carrizo Oil & Gas, Inc. (Carrizo) as of December 31, 2006. The subject properties are located in the states of Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.
     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 31, 2006 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2006 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.
SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Carrizo Oil & Gas, Inc.
As of December 31, 2006

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate — Barrels	210,782	322,288	68,346	601,416
Plant Products — Barrels	59,831	69,672	23,123	152,626
Gas — MMCF	7,201	10,253	3,858	21,312

Income Data ($M)
Future Gross Revenue	$52,441.0	$73,241.1	$25,999.9	$151,682.0
Deductions	12,388.1	8,416.9	14,736.3	35,541.3

Future Net Income (FNI)	$40,052.9	$64,824.2	$11,263.6	$116,140.7

Discounted FNl @ 10%	$34,079.1	$48,608.1	$7,448.1	$90,135.3
     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

1200, 530 - 8TH AVENUE,S.W.	CALGARY, ALBERTA T2P 358	TEL (403) 262-2799	FAX (403) 262-2790
691 l7TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Carrizo Oil & Gas, Inc.
March 16, 2007

     The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package Aries for Windows, a copyrighted program of Landmark Graphics. The program was used at the request of Carrizo. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.
     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 74 percent and liquid hydrocarbon reserves account for the remaining 26 percent of total future gross revenue from proved reserves.
     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

Discounted Future Net Income ($M)
As of December 31, 2006
Discount Rate	Total
Percent	Proved
9	$92,143.0
15	$81,418.4
20	$74,419.9
25	$68,671.1
     The results shown above are presented for your information and should not be construed as our estimate of fair market value.
Reserves Included in This Report
     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definition of proved reserves is included under the tab “Petroleum Reserves Definitions” in this report.
     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled, and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Carrizo Oil & Gas, Inc.
March 16, 2007

     The proved developed non-producing reserves included herein are comprised of shut-in and behind pipe categories. The various reserve status categories are defined under the tab “Petroleum Reserves Definitions” in this report.
Estimates of Reserves
     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.
     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.
Future Production Rates
     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Carrizo.
     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.
Hydrocarbon Prices
     Carrizo furnished us with hydrocarbon prices in effect at December 31, 2006 and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.
     In accordance with FASB Statement No. 69, December 31, 2006 market prices were determined using the daily oil price or daily gas sales price (“spot price”) adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2006 were not considered in this report.
     For hydrocarbon products sold under contract, the contract price including fixed and determinable escalations, exclusive of inflation adjustments, was used until expiration of the contract.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Carrizo Oil & Gas, Inc.
March 16, 2007

Upon contract expiration, the price was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.
Costs
     Operating costs for the leases and wells in this report are based on the operating expense reports of Carrizo and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.
     Development costs were furnished to us by Carrizo and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. At the request of Carrizo, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for Carrizo’s estimate.
     Current costs were held constant throughout the life of the properties.
General
     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 201 present our estimated projection of production and income by years beginning January 1, 2007, by state, county, prospect, and lease or well.
     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
     The estimates of reserves presented herein were based upon a detailed study of the properties in which Carrizo owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Carrizo has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Carrizo were accepted without independent verification. The estimates presented in this report are based on data available through December 2006.
     Carrizo has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Carrizo Oil & Gas, Inc.
March 16, 2007

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.
     This report was prepared for the exclusive use and sole benefit of Carrizo Oil & Gas, Inc. and may not be put to other use without our prior written consent for such use. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.

Michael F. Stell, P.E.
Senior Vice President
MFS/pl
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS